                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. ___)/1/

                           Engage Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   292827102
                       ----------------------------------
                                (CUSIP Number)

                  William Williams, II, Esq., General Counsel
                                  CMGI, Inc.
              100 Brickstone Square, Andover, Massachusetts 01810
                                 (978)684-3880
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 22, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 292820102                                      Page 2 of 5 pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMGI, Inc. 04-2921333

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N/A
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware

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                          SOLE VOTING POWER
                     7
     NUMBER OF            43,541,786

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             43,541,786

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      43,541,786

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      80.82%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 292820102                                        Page 3 of 5 pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Insurer
          --------------------

          This statement on Schedule 13D relates to the Common Stock of Engage Technologies, Inc., a Delaware corporation ("Engage" or "Issuer"). The principal executive offices of Engage are located at 100 Brickstone Square, Andover, MA 01810.

Item 2.   Identity and Background
          -----------------------

          The name of the corporation filing this statement is CMGI, Inc., a Delaware corporation ("CMGI"). CMGI's principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. Set forth on Schedule A is the name, residence or business address, present
          ----------
          principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of CMGI's directors and executive officers, as of the date hereof.

          Neither CMGI nor, to the best of CMGI's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to the terms of an Agreement and Plan of Merger and Contribution (the "Merger Agreement") entered into as of September 23, 1999 by and among CMGI, Engage, AK Acquisition Corp., a California corporation and a wholly-owned subsidiary of CMGI ("AK Acquisition"), AdKnowledge Inc., a California corporation ("AdKnowledge"), and Steve Findley, John Mracek and Kevin Wandryk, AK Acquisition was merged with and into AdKnowledge (the "Merger"), with AdKnowledge being the surviving corporation ("New AdKnowledge"). In the Merger, (a) shares of AdKnowledge Preferred Stock issued and outstanding immediately prior to the merger received an aggregate of $170,000,000 of CMGI Common Stock and newly-issued shares of a new class of New AdKnowledge Common Stock, (b) all of the holders of AdKnowledge Common Stock received New AdKnowledge Common Stock and (c) CMGI received New AdKnowledge Common Stock. The number of shares of CMGI Common Stock delivered was based upon a per share value of $93.28. As a result of the Merger, each share of AdKnowledge Preferred Stock converted into the right to receive 0.03747 shares of CMGI Common Stock and 0.007042 shares of New AdKnowledge Common Stock, and each outstanding option to purchase AdKnowledge Common Stock became an option to purchase New AdKnowledge Common Stock. Each outstanding warrant exercisable for AdKnowledge Preferred Stock became a warrant exercisable for the same amount of CMGI Common Stock and New AdKnowledge Common Stock as the holder of the warrant would have been entitled to receive had he, she or it exercised the warrant immediately prior to the Merger. Upon completion of the Merger, CMGI owned approximately 88% of the New AdKnowledge Common Stock on a fully-diluted basis. The Merger became effective at

CUSIP NO. 292820102                                        Page 4 of 5 pages

          the time of the filing by New AdKnowledge of a duly executed Agreement of Merger with the Secretary of State of the State of California on November 30, 1999.

          After the Merger, the shareholders of New AdKnowledge, including CMGI, contributed their New AdKnowledge Common Stock to Engage in exchange for approximately $193,000,000 of Engage's Common Stock (the "Contribution"). The number of shares of Engage Common Stock delivered was based upon a per share value of $34.60. As a result of the Contribution, each share of New AdKnowledge Common Stock converted into the right to receive 0.101776 shares (the "Engage Conversion Ratio") of Engage Common Stock, and each outstanding option to purchase New AdKnowledge Common Stock became an option to purchase the number of shares of Engage Common Stock equal to the Engage Conversion Ratio. Each outstanding warrant to purchase CMGI Common Stock and New AdKnowledge Common Stock became a warrant exercisable for CMGI Common Stock and the number of shares of Engage Common Stock equal to the Engage Conversion Ratio multiplied by the number of New AdKnowledge Shares for which the warrant was previously exercisable. In the Contribution, CMGI contributed its approximately 88% of the then outstanding shares of New AdKnowledge Common Stock to Engage in exchange for 4,915,244 shares of Engage Common Stock.

          After the Contributions in a short-form merger pursuant to the California Corporation Code (the "Short-Form Merger"), Engage Acquisition Corp., a wholly-owned subsidiary of Engage, merged with and into New AdKnowledge and New AdKnowledge became a wholly-owned subsidiary of Engage.

Item 4.   Purpose of the Transaction.
          --------------------------

          The purpose of the acquisition of securities of Engage was to facilitate the acquisition of AdKnowledge as a wholly-owned subsidiary of Engage. The acquisition of AdKnowledge was intended to expand Engage's, and indirectly, CMGI's, capability to provide comprehensive Internet advertising management and analytic services to marketers and advertising agencies.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)-(b) As a result of the Contribution and CMGI's prior holdings of Issuer Common Stock, CMGI may be deemed the beneficial owner of 43,541,786 shares of Issuer Common Stock with sole voting and dispositive power regarding these shares. Such Issuer Common Stock constitutes approximately 80.82% of the issued and outstanding shares of Issuer Common.

          (c)-(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Other than the Merger Agreement, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Engage, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements,

CUSIP NO. 292820102                                        Page 5 of 5 pages

          puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          None.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000

                                           CMGI, INC.


                                           By:  /s/ Andrew J. Hajducky
                                                -----------------------
                                                Andrew J. Hajducky

                                           Title: Executive Vice President,
                                                  Chief Financial Officer and
                                                  Treasurer

                                  Schedule A

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      NAME                                                     BUSINESS ADDRESS
      ----                                                     ----------------

-----------------------------------------------------------------------------------------------------
EXECUTIVE OFFICERS OF CMGI
------------------------------------------------------------------------------------------------------
David S. Wetherell                                            100 Brickstone Square
Chairman of the Board, President, Chief                       Andover, MA 01810
Executive Officer and Secretary
------------------------------------------------------------------------------------------------------
Andrew J. Hajducky III                                        100 Brickstone Square
Executive Vice President, Chief Financial                     Andover, MA 01810
Officer and Treasurer
------------------------------------------------------------------------------------------------------
David Andonian                                                100 Brickstone Square
President, Corporate Development                              Andover, MA 01810
------------------------------------------------------------------------------------------------------
Hans G. Hawrysz                                               100 Brickstone Square
Executive Vice President, Strategy and Planning               Andover, MA 01810
------------------------------------------------------------------------------------------------------
Joel B. Rosen                                                 100 Brickstone Square
Chief Executive Officer, NaviSite, Inc.:                      Andover, MA 0180
------------------------------------------------------------------------------------------------------
Paul L. Schaut                                                100 Brickstone Square
President, Chief Executive Officer, Engage                    Andover, MA 01810
Technologies, Inc. (a subsidiary of CMGI)
------------------------------------------------------------------------------------------------------
Rodney W. Schrock                                             100 Brickstone Square
President and Chief Executive Officer, AltaVista Company      Andover, MA 0180
------------------------------------------------------------------------------------------------------
Richard F. Torre                                              100 Brickstone Square
President, Chief Executive Officer,                           Andover, MA 01810
SalesLink Corporation (a subsidiary of CMGI)
------------------------------------------------------------------------------------------------------
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DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
------------------------------------------------------------------------------------------------------
William H. Berkman                                            The Associated Group
(Principal, The Associated Group)                             650 Madison Avenue
                                                              New York, NY 10022
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Craig D. Goldman                                              Cyber Consulting Services Corp.
(Chief Operating Officer, Cyber Consulting                    1058 Ramapo Valley Road
Services Corp.)                                               Mahwah, NJ 07430
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Avram Miller                                                  The Avram Miller Company
(Chief Executive Officer, The Avram Miller                    505 Montgomery Street
Company)                                                      San Francisco, CA 94111
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Robert J. Ranalli                                             2923 Indigo Bush Way
                                                              Naples, FL 34105
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William D. Strecker                                           Compaq Computer Corporation
(Senior Vice President of Technology and                      MS-110806
Corporate Development, Chief Technical                        20555 State Highway 249
Officer, Compaq Computer Corporation)                         Houston, TX 77070-2649
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David S. Wetherell                                            See Above
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Citizenship of the above named persons:  USA